Exhibit 99.1

SEPARATION AGREEMENT

SEPARATION AGREEMENT, dated as of September 18, 2017 (this “Agreement”), by and among Great Elm Capital Group, Inc., a Delaware corporation (“GEC”), Great Elm Capital Management, Inc., a Delaware corporation (“GECM”), GECC GP Corp., a Delaware corporation (“GP Corp”), MAST Capital Management, LLC, a Delaware limited liability company (“MCM”), MAST Capital Management IA Holdings, LLC, a Delaware limited liability company (“IA”), Mast Credit Opportunities I Master Fund Limited, a Cayman Islands corporation (“Credit Opportunities”), Mast OC I Master Fund L.P., a Cayman Islands exempted limited partnership (“OC”), Mast Select Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“Select”), Mast Admiral Master Fund, L.P., a Cayman Islands exempted limited partnership (“Admiral” and, together with Credit Opportunities, OC and Select, and each of their respective feeder funds, general partners, alternative investment vehicles, liquidating accounts and special purpose entities, collectively, the “Mast Funds”), David J. Steinberg, an individual (“Steinberg”), Peter A. Reed, an individual (“Reed”), and Adam M. Kleinman, an individual (“Kleinman”).

RECITALS

The parties are entering into this Agreement to provide an organizational separation with respect to the entities and certain of the agreements listed in these recitals, and to provide releases with respect to known and unknown conduct or omissions prior to the date of this Agreement (the “Effective Date”), in each case, subject to the terms and conditions set forth herein.

GEC entered into a Securities Purchase Agreement, dated June 28, 2013, by and between GEC and Indaba Capital Fund, L.P. (“Indaba”). Indaba and the Mast Funds (as “Buyer”) entered into a Director Designation Right Assignment Agreement, dated as of May 21, 2015, by and among Indaba and the Mast Funds. GEC, the Mast Funds and Indaba entered into a Letter Agreement, dated May 29, 2015, by and among GEC, the Mast Funds and Indaba. The Mast Funds entered into a Director Designation Right Assignment Agreement, dated as of August 14, 2015, by and among Indaba and the Mast Funds, as Buyer. GEC and the Mast Funds entered into a Letter Agreement, dated August 14, 2015, by and among the GEC, the Mast Funds and Indaba. The agreements listed in this recital are referred to as the “Indaba Agreements”.

GECM and MCM entered into a cost sharing agreement, dated as of November 3, 2016 (the “Cost Sharing Agreement”).

GEC and Steinberg entered into a performance share award agreement, dated November 3, 2016 (the “Performance Share Award”).

GP Corp, MCM and others entered into a subscription agreement, dated as of June 22, 2016 (the “Subscription Agreement”) and MCM assigned a portion of its rights thereunder to Steinberg.

GEC delivered to MCM a warrant, dated as of December 9, 2016 (the “Existing Warrant”).

GP Corp made a senior secured promissory note in favor of MCM, dated November 3, 2016 (the “Note”).

Steinberg and GECM entered into an employment agreement with as of November 3, 2016 (“Steinberg’s Employment Agreement”).

Each of Reed and Kleinman amended the terms of their employment arrangements with MCM as of November 3, 2016 (each, an “Employment Agreement”).

Each of Reed and Kleinman entered into consulting agreements with IA dated as of November 3, 2016 (each, a “Consulting Agreement”).

Each of Steinberg, Reed and Kleinman entered into confidential information and inventions assignment agreements, dated as of November 3, 2016 (each a “CIIAA”).

Each of Reed and Kleinman are limited partners and/or shareholders in certain Mast Funds.

AGREEMENT

In consideration of the foregoing and the promises and undertakings in this Agreement, the parties, intending to be legally bound, agree as follows:

1.	THE NOTE.

1.1	GP Corp and MCM shall amend and restate the Note and cancel all accrued interest thereon by delivery concurrent with the execution and delivery of this Agreement of an amended and restated note in an aggregate original principal amount of $3.3 million and in the form of Annex 1 (the “Amended Note”) against delivery by MCM of the original Note. GP Corp and MCM hereby agree that all references to “Note” under that certain Collateral Assignment of Profit Sharing Agreement, dated as of November 3, 2016, between GP Corp and MCM shall be amended to refer to the Amended Note, and the same is hereby acknowledged by GECM.

1.2	GP Corp shall deliver to MCM, as a condition the consummation of the transactions herein, a certificate of GP Corp executed by an authorized signatory of GP Corp attaching and certifying (a) the resolutions of GP Corp’s board of directors approving GP Corp’s entry into this Agreement and the Amended Note and the consummation of the transactions contemplated hereby and thereby, (b) a copy of GP Corp’s certificate of incorporation certified by the Secretary of State of the State of Delaware, (c) a copy of the by-laws of GP Corp, and (d) a certificate of good standing for GP Corp from the State of Delaware and each other jurisdiction where the Obligor conducts business.

1.3	GP Corp shall deliver to MCM, as a condition the consummation of the transactions herein, a certificate of GP Corp executed by an authorized signatory of GP Corp certifying that (a) the representations and warranties of GP Corp herein and in the Amended Note are true, correct and complete in all material respects as of the Effective Date, (b) no Event of Default (as defined in the Amended Note) exists or would result from the consummation of the transactions contemplated by this Agreement or the Amended Note, (c) no consents, licenses or approvals are required in connection with the consummation by GP Corp of the transactions contemplated by this Agreement or the Amended Note, and (d) other than the transactions contemplated by this Agreement, since November 3, 2016, there has been no event or circumstance that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the Amended Note).

2.	THE COST SHARING AGREEMENT.

2.1	Termination of the Cost Sharing Agreement. The Cost Sharing Agreement is hereby terminated by each of MCM and GECM as of the Effective Date. MCM and GECM agree that (i) there has been no breach of the Cost Sharing Agreement or that any breach thereof has been properly cured or is hereby waived, (ii) all amounts due under the Cost Sharing Agreement as of or prior to the Effective Date have been paid in full or are hereby discharged in full, and (iii) no party thereto will have any obligation or liability on or after the Effective Date under the Cost Sharing Agreement.

2.2	Hold-Over Tenancy.

(a)	As of the date hereof, MCM has vacated the premises at 200 Clarendon Street which are leased by GECM (the “Hancock Suite”).

(b)	GECM shall pay all rent and termination payments owed to the landlord with respect to the Hancock Suite. GECM acknowledges that MCM has paid the security deposit under the lease with respect to the Hancock Suite on January 23, 2013 and currently standing in the amount of $170,163 (the “Security Deposit”). GECM shall permit MCM to seek return of the Security Deposit to MCM in full in accordance with the terms of the applicable lease requirements. To the extent the Security Deposit is not so returned, GECM shall have no liability with respect thereto; provided, that if the Security Deposit is paid to GECM, GECM shall pay such amount received over to MCM as soon as reasonably practical.

2.3	Employment. MCM shall have the right to offer employment to Robert Wilson and Brian Henehan without interference by GEC, GECM, GP Corp, Reed or Kleinman. Until the earlier of their employment by MCM or September 30, 2017 (the earlier of such dates, the “Transition Termination Date”), GECM will make such employees’ services available to MCM in exchange for payment by MCM, within ten days of invoice, of the cost of their compensation and benefits consistent with past practice under the Cost Sharing Agreement. If prior to the Transition Termination Date, Messrs. Wilson or Henehan voluntarily terminate their employment with GECM or if either of such employees is in good faith terminated by GECM for cause, GECM shall have no liability to MCM under this Section 2.3.

2.4	Third Party Contracts. From the Effective Date through the Transition Termination Date, GECM shall use commercially reasonable efforts to assist MCM in connection with it entering into new agreements with any information system, trading platform or similar service vendors of GECM, on terms as close as are reasonably obtainable to the existing terms of such contracts taking into account that MCM will be the sole party to such new agreements. In no event shall GECM be required to make any payment or suffer any increased cost or change in terms under its own contracts with such vendors.

2.5	Operational De-Integration. Each of GECM and MCM shall use reasonable best efforts to de-integrate their operations as soon as possible, but not later than the Transition Termination Date; provided, that neither party shall be required to incur any extraordinary expenses in connection therewith. Each of GECM and MCM shall make all necessary filings in connection therewith (e.g. amended Form ADV).

3.	CANCELLATION OF EXISTING WARRANT. The Existing Warrant is hereby cancelled and replaced by an aggregate of 54,733 shares of common stock, par value $0.001 per share, of GEC (the “Common Stock“), registered in MCM’s name, per the irrevocable instruction to GEC’s transfer agent delivered concurrent with the execution and delivery of this Agreement in the form of Annex 2 against delivery by MCM of the original Existing Warrant (or an Affidavit of Lost Warrant in lieu thereof). In no event shall the shares of Common Stock issued under this Section 3 be deemed beneficially owned by a Buyer/Investor within the meaning of the Indaba Agreements, whether or not such shares have been transferred to a Mast Fund.

4.	PERFORMANCE SHARES. Steinberg and GEC agree (and the compensation committee of the board of directors of GEC (the “Board”) has approved) that the Performance Share Award is hereby cancelled and forfeited in full as of the Effective Date.

5.	RESIGNATION. Steinberg hereby voluntarily resigns from employment with GECM as of the Effective Date. Steinberg and GECM agree that Steinberg’s Employment Agreement and any CIIAA entered into between Steinberg and GECM are terminated as of the Effective Date. However, Steinberg shall continue to be covered by any applicable indemnification, exculpation, contribution or advancement provisions contained in the constitutive documents of GECM and its affiliates, and, in each case, any indemnification, exculpation, contribution, or advancement rights for employees under applicable law. From and after the Effective Date, Steinberg shall not have any liability, duty, or obligation under his Employment Agreements or CIAA; provided that any assignment of intellectual property by Steinberg to GECM arising prior to the Effective Date shall survive the terminations provided by this Section 5. As a result of the termination of employment provided by this Section 5, no intellectual property conceived of by Steinberg after the Effective Date shall be assigned by Steinberg to GECM. Steinberg shall pay the cost of any post-employment health or dental benefits he elects to receive under COBRA or similar laws.

6.	GP SHARES.

6.1	Allocations. GECM, GP Corp, MCM and Steinberg acknowledge and agree that as of the Effective Date the shares of common stock, par value $0.001 per share of GP Corp (“GP Corp Common Stock”) held by MCM are 983 shares and held by Steinberg are 3,970 shares.

6.2	Termination of Call Rights. The Parties acknowledge that all GP Corp stockholders as of the Effective Date that are currently parties to the Subscription Agreement have amended the Subscription Agreement to, among other things, (a) terminate the rights and obligations in Section 4.3(a) and 4.3(d) of the Subscription Agreement with respect to MCM and Steinberg, (b) provide that neither Steinberg nor MCM shall have any obligations as a Terminating Purchaser (as defined in the Subscription Agreement) under the Subscription Agreement and (c) terminate Steinberg’s and MCM’s respective rights to purchase shares of GP Corp Common Stock from other Purchasers (as defined in the Subscription Agreement) under the Subscription Agreement.

6.3	Exchange Rights. If the shares of GP Corp Common Stock beneficially owned by Reed and Kleinman are converted or exchanged into cash or other securities, GP Corp shall provide notice thereof, including the terms and conditions of such conversion or exchange, to MCM and Steinberg, and if requested by GP Corp or MCM or Steinberg, a proportionate number of the shares of GP Corp Common Stock beneficially owned by MCM and/or Steinberg, as applicable, shall be converted or exchanged for the same cash or securities per share as was received by Reed and Kleinman and on the same terms and conditions, including with respect to registration rights, as received by Reed and Kleinman (the “Exchange Rights”). Each of MCM and Steinberg covenant that neither they nor their successors in interest shall assert appraisal rights in connection with the exercise by GP Corp of the Exchange Rights in accordance with this Section 6.3. GP Corp agrees not to exercise the Exchange Rights in a manner that discriminates against either MCM or Steinberg relative to Reed or Kleinman with respect to any transaction or series of related transactions related to the exercise of the Exchange Rights; provided, that MCM and Steinberg shall not be required to provide, or be liable with respect to, any representations and warranties other than representations and warranties related to authority, ownership and the ability to convey unencumbered title to the shares of GP Corp Common Stock being transferred by MCM and Steinberg.

6.4	Financial Reporting. For so long as MCM, the Mast Funds, Steinberg and/or their Affiliates remain shareholders of GP Corp, (i) as soon as practicable after the end of each fiscal year of GP Corp, and in any event within ninety (90) days thereafter, GP Corp will furnish MCM and Steinberg with a balance sheet of GP Corp, as at the end of such fiscal year, a statement of income, a statement of stockholders’ equity and a statement of cash flows of GP Corp for such year, all prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case in comparative form the figures of the previous fiscal year and (ii) GP Corp will furnish MCM and Steinberg as soon as practicable after the end of each fiscal quarter, and in any event within sixty (60) days thereafter, an unaudited balance sheet of GP Corp as of the end of such fiscal quarter, and unaudited statement of income and unaudited statement of cash flows of GP Corp for such fiscal quarter and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

6.5	Profit Sharing. The Profit Sharing Agreement, dated as of November 3, 2016, by and between GECM and GP Corp shall be amended by the letter agreement in the form of Annex 3 on the Effective Date.

7.	ADDITIONAL INVESTMENT.

7.1	New Warrant. Notwithstanding the restrictions contained in Section 8.1, MCM (or one or more Mast Funds, as MCM’s designee) shall have the right to purchase up to 420,000 shares of Common Stock pursuant to the Warrant issued to MCM on the Effective Date (the “New Warrant”), the form of which is attached hereto as Annex 4. In no event shall the shares of Common Stock issued under the New Warrant be deemed beneficially owned by a Buyer/Investor for purposes of the Indaba Agreements, whether or not such shares have been issued or transferred to a Mast Fund.

7.2	Registration Rights. GEC shall provide (i) demand registration rights which may be exercised on or after the first anniversary of the Effective Date if the New Warrant has been exercised and (ii) piggy-back registration rights, in each case, with respect to the shares of Common Stock issued or issuable pursuant to this Agreement, pursuant to a Registration Rights Agreement, entered into between GEC and MCM on the Effective Date (the “Registration Rights Agreement”), the form of which is attached hereto as Annex 5.

7.3	Termination of Investment Right. MCM’s rights under the New Warrant will terminate if MCM or Steinberg breach their obligations under Article 8 and such breach has not been cured within ten days following notice.

8.	STANDSTILL; VOTING AGREEMENT.

8.1	Standstill. During the Standstill Period (as defined in Section 8.2), none of MCM, Steinberg or the Mast Funds (the “Standstill Parties”) shall, and each shall cause their controlled Affiliates not to, directly or indirectly, in any manner, acting alone or in concert with others, take any of the following actions:

(a)	submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board;

(b)	(i) engage in any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or (ii) recommend, request, induce or attempt to induce or seek to advise, encourage or influence any other person with respect to the voting of Common Stock (including any withholding from voting) or grant a proxy with respect to the voting of Common Stock to any person other than to the Board or persons appointed as proxies by the Board, or publicly disclose how he intends to vote or act on any such matter; provided, however, that a Standstill Party may publicly disclose how such Standstill Party intends to vote in any proxy solicitation or referendum if and to the extent required by applicable subpoena, legal process, other legal requirement (except for such requirement that arises as a result of the actions of such Standstill Party otherwise in violation of this Section 8.1);

(c)	seek to call, or to request the call of, a special meeting of GEC’s stockholders;

(d)	form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act (other than any such partnership, limited partnership syndicate or other group comprised solely of one or more of the Standstill Parties) with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement with the intent to effect or take any of the actions expressly prohibited by this Section 8.1 or otherwise take any action challenging the validity or enforceability of any provisions of this Section 8.1;

(e)	other than per the Indaba Agreements, (i) seek election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board or (ii) seek the removal of any member of the Board or a change in the size or composition of the Board or the committees thereof;

(f)	other than per the Indaba Agreements, make any proposal or request that constitutes: (i) advising, controlling, changing or influencing (or in each case attempting to do so) the Board or management or policies of GEC, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (ii) any material change in the capitalization or dividend policy of GEC or (iii) any other material change in GEC’s executive management, business, corporate strategy or corporate structure;

(g)	(i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of all or substantially all of the direct or indirect assets or business of GEC or any rights or options to acquire any such assets or business from any person or (ii) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of Common Stock or rights or options to acquire Common Stock or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to the Common Stock (other than cash-only settled swaps), other than (A) the acquisition of the shares of Common Stock contemplated by this Agreement, including the New Warrant, (B) transfers by a Standstill Party to another Standstill Party or to an Affiliate of a Standstill Party, and (C) participation in any rights offering of Common Stock conducted by GEC to all stockholders of GEC;

(h)	disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing or request or advance any proposal to amend, modify or waive the terms of this Agreement;

(i)	(i) institute, solicit, assist, facilitate or join any litigation, arbitration or other proceeding against or involving GEC or any of its current or former directors or officers (including derivative actions), (ii) make any requests for a list of GEC’s stockholders or any “books and records” demands against GEC or (iii) make application or demand to a court or other person for an inspection, investigation or examination of GEC or its subsidiaries or Affiliates (whether pursuant to Section 220 of the DGCL or otherwise), in each case, other than (i) as may be required pursuant to any legal requirement, including any applicable subpoena, (ii) as may be required to enforce the provisions of this Agreement, (iii) in connection with any counterclaims made by such Standstill Party or any of its Affiliates in any proceeding initiated by, or on behalf of, GEC, GECM or GP Corp against any Standstill Party or any Affiliate of a Standstill Party or (iv) in connection with any exercise of statutory appraisal rights; or

(j)	enter into any negotiations, discussions, agreement, arrangement or understanding with any person concerning any of the foregoing (other than this Agreement) or advise, assist, encourage, seek to persuade or solicit any person to take any action with respect to any of the foregoing;

provided, that nothing in this Section 8.1 shall prohibit any Standstill Party from (i) exercising its rights under this Agreement, the Ancillary Agreements, or the Indaba Agreements, including actions or litigation to enforce such rights; or (ii) making any public or private statement or announcement with respect to any tender offer, exchange offer, merger, consolidation, acquisition, business combination, purchase of a division, purchase of substantially all of the assets, recapitalization, restructuring, liquidation, dissolution or similar extraordinary transaction involving GEC or any of its subsidiaries or its or their respective securities or assets in which they are the target that is publicly announced by GEC, GECM, GP Corp or a third party or (B) factual statement made to comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the Standstill Party from whom information is sought.

8.2	Definitions. As used in this Agreement:

(a)	the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement;

(b)	the term “Ancillary Agreement” shall mean the Amended Note, New Warrant and Registration Rights Agreement;

(c)	the terms “beneficial owner,” “beneficial ownership” and “beneficially owned” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d)	the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(e)	the term “Standstill Period” shall mean the period from the Effective Date until the earlier of (i) the two year anniversary of the Effective Date or (ii) termination pursuant to Section 8.4.

8.3	Voting Agreement. During the Standstill Period, on any matter submitted to the stockholders of GEC, MCM, Steinberg and the Mast Funds agree (and agree to cause their Affiliates, Associates or successors in interest) to vote all shares of GEC then owned of record, beneficially owned or as to which they otherwise have voting power to be voted in favor of (a) election of all directors on the Board who were nominated by GEC or the Board, (b) ratification of GEC’s registered independent accounting firm and (c) extension, renewal or replacement of GEC’s tax benefits preservation rights plan and transfer restrictions in GEC’s organizational documents.

8.4	Termination of Standstill. The restrictions in this Section 8 shall terminate, as a non-exclusive remedy for any such breach, upon such date, if (i) GP Corp fails to deliver the Amended Note pursuant to Section 1, (ii) GEC fails to deliver the Common Stock as required under Section 3, (iii) GEC fails to deliver the Registration Rights Agreement under Section 7.2, (iv) GEC fails to deliver the New Warrant under Section 7.1, (iv) GEC breaches any of its covenants or representations under Section 8.5 or 8.6 which has not been cured within ten days following notice or (v) GP Corp fails to pay the principal amount of the Amended Note when due (subject to any grace periods therein), including after an acceleration thereunder.

8.5	Chairman. During the Standstill Period, GEC covenants that Hugh Steven Wilson will not serve as chairman of the Board. GEC represents that the Board has elected Jeffrey S. Serota as chairman of the Board as of the Effective Date.

8.6	Indaba Agreements. GEC affirms its obligations and the rights of Buyer (as defined in the Indaba Agreements) under the Indaba Agreements. Each of the Mast Funds covenants not to remove or replace either James Parmelee or Matthew Drapkin as an “Initial Investor Director” or “Additional Investor Director”, in each case within the meaning of the Indaba Agreements, unless (i) the notice of removal is prior to the time that the Board (or applicable committee) has resolved to nominate and recommend Mr. Parmelee or Mr. Drapkin for election as a director at a meeting of stockholders of GEC, and (ii) such removal is effective as of the conclusion of such meeting of stockholders. In addition, GEC and the Mast Funds agree that, for purposes of the Indaba Agreements, in the event shares of Common Stock issued under Section 3 or Section 7.1 are issued or transferred to a Mast Fund (i) such shares shall not be deemed beneficially owned by a Buyer/Investor within the meaning of the Indaba Agreements and (ii) any dispositions of shares of Common Stock by such Mast Fund shall be deemed to first be dispositions on a last-in, first-out basis of the shares of Common Stock issued under Section 3 or Section 7.1.

9.	MAST EMPLOYMENT

9.1	Termination

(a)	Reed and MCM agree that Reed’s employment with MCM and Reed’s Employment Agreement are terminated as of the Effective Date.

(b)	Kleinman and MCM agree that Kleinman’s employment with MCM and Kleinman’s Employment Agreement are terminated as of the Effective Date.

(c)	Subject to the proviso to clause 9.1(i) below, Reed and MCM agree that Reed’s CIIAA is terminated as of the Effective Date.

(d)	Subject to the proviso to clause 9.1(i) below, Kleinman and MCM agree that Kleinman’s CIIAA is terminated as of the Effective Date.

(e)	Reed and IA agree that Reed’s Consulting Agreement is terminated as of the Effective Date.

(f)	Kleinman and IA agree that Kleinman’s Consulting Agreement is terminated as of the Effective Date.

(g)	Concurrent with the execution and delivery of this Agreement, (x) Reed and Kleinman shall be deemed to have resigned from all positions with or offices of MCM and (y) Kleinman shall deliver to MCM his resignation from the board of directors of Ezenia!, Inc.

(h)	No severance shall be payable to Reed or Kleinman by MCM or its affiliates upon, or in connection with, the termination of their employment with MCM.

(i)	From and after the Effective Date, neither Reed nor Kleinman shall have any liability, duty, or obligation under their respective Employment Agreements, Consulting Agreements or CIAAs, including (x) Section 10 of the Employment Agreements, and (y) any non-solicitation provisions under the CIIAAs; provided that any assignment of intellectual property by Reed or Kleinman to MCM or IA arising prior to the Effective Date shall survive the terminations provided by this Section 9.1 (other than any intellectual property covered by the ultimate sentence of Section 3(b) of the CIIAAs or the ultimate sentence of Section 7 of the Consulting Agreements). As a result of the terminations of employment provided by this Section 9.1, no intellectual property conceived of by Reed or Kleinman after the Effective Date shall be assigned by Reed or Kleinman to MCM or IA.

(j)	From and after the Effective Date, neither MCM nor IA shall have any liability, duty, or obligation under the Employment Agreements or Consulting Agreements, including any obligation to pay any transaction bonus or bonus based on payments received by MCM in respect of the Note or the Amended Note (“Note Bonuses”), or any other payments of salary, wages, benefits, expense reimbursement, bonus or other compensation; provided, that, (x) on or prior to the Effective Date, MCM shall pay to Reed and Kleinman any unpaid Note Bonuses for periods prior to the Effective Date, (y) to the extent that MCM or IA was required to indemnify, exculpate, contribute to losses or advance expenses of Reed and Kleinman under the Employment Agreements or Consulting Agreement, such indemnification, exculpation, contribution and advancement rights shall survive the terminations provided for in this Section 9.1 in accordance with the terms thereof and (z) Reed and Kleinman shall continue to be covered by any applicable indemnification, exculpation, contribution or advancement provisions contained in the Fourth Amended and Restated Limited Liability Company Agreement of MCM, dated as of August 31, 2012 (the “MCM LLC Agreement”) and each other MCM constituent document, the Amended and Restated Limited Liability Company Agreement of IA, dated as of August 31, 2012 (the “IA LLC Agreement”) and each other IA constituent document, the governing document for the Mast Funds and their affiliates, and, in each case, any indemnification, exculpation, contribution, or advancement rights for officers, directors or employees under applicable law.

9.2	Releases.

(a)	Each of Reed, Kleinman, GEC, GECM and GP Corp, on behalf of itself, its officers, directors, successors, assigns, members, stockholders, controlling persons and affiliates, hereby releases and forever discharges each of MCM, IA, the Mast Funds, Steinberg, and each of their respective officers, directors, successors, assigns, members, stockholders and controlling persons and affiliates, from any and all liability whatever, including all claims, demands and causes of action, of any kind, whether known or unknown including, any claims for breach of contract, breach of fiduciary duty, malpractice, declaratory relief, injunctive relief, misrepresentation, inequitable conduct, or any other claim, form of damage or theory of recovery whatsoever from the beginning of time until the Effective Date, arising out of, based upon or relating to actions or omissions occurring on or before the Effective Date.

(b)	Each of MCM, IA, the Mast Funds, and Steinberg, on behalf of itself, its officers, directors, successors, assigns, members, stockholders, controlling persons and affiliates, hereby releases and forever discharges each of Reed, Kleinman, GEC, GECM and GP Corp, and each of their respective officers, directors, successors, assigns, members, stockholders, controlling persons and affiliates, from any and all liability whatever, including all claims, demands and causes of action, of any kind, whether known or unknown including, any claims for breach of contract, breach of fiduciary duty, malpractice, declaratory relief, injunctive relief, misrepresentation, inequitable conduct, or any other claim, form of damage or theory of recovery whatsoever from the beginning of time until the Effective Date, arising out of, based upon or relating to actions or omissions occurring on or before the Effective Date.

(c)	With respect to the subjects above, each party providing a release hereunder, on behalf of itself, its officers, directors, successors, assigns, members, stockholders, controlling persons and affiliates (each, a “Releasing Party”) recognizes and understands that this release applies to and covers any and all claims and counterclaims that could have been litigated or arbitrated. Each Releasing Party (i) expressly waives any right to claim or assert hereafter that any claim, counterclaim, demand or cause of action has been omitted, through ignorance, oversight or error, from this Agreement; (ii) makes this waiver with the full knowledge of their respective rights and with specific intent to release both known and unknown claims and (iii) expressly waives any right to claim or assert hereafter that this Agreement was induced by fraud, misrepresentation or mistake or is otherwise void, voidable or unenforceable as against that Releasing Party. This release is intended to be a general release and to include all claims or counterclaims which each Releasing Party does not know or suspect to exist at the time of execution hereof, and this release extinguishes any such claims or counterclaims.

(d)	The Releasing Parties each warrant, represent, and covenant not to sue or bring (or continue) any claim or proceeding against any of the other Releasing Parties with respect to the matters released pursuant to this Section 9.2, except to the extent necessary to enforce or comply with any term of, or obligation created by, this Agreement. The remedy for breach of this covenant shall include, but not be limited to, the breaching Party’s payment of all attorneys’ fees and other expenses incurred by any of the Releasing Parties in connection with the defense of any such claim, cause of action, or proceeding.

(e)	Each Releasing Party acknowledges and agrees that it has made an acceptable investigation of the facts pertaining to this settlement, this Agreement, the Ancillary Agreements and the matters pertaining hereto and thereto. Each Releasing Party further acknowledges and agrees that no party to this Agreement has made representations outside of those contained in this Agreement and the Ancillary Agreements, and each Releasing Party expressly agrees and represents that it has not relied on any representation outside of this Agreement or the Ancillary Agreements.

(f)	Nothing in this Section 9.2 shall be deemed to operate in contravention of applicable law, including the right to make claims under applicable whistleblower provisions.

(g)	For the avoidance of doubt, nothing in this Section 9.2 shall (i) release or otherwise affect, impair or limit any claims of Reed or Kleinman as limited partners or shareholders in any of the Mast Funds, which (x) have resulted from the gross negligence, dishonesty, willful misconduct or bad faith of MCM, IA, the Mast Funds, Steinberg or their related Releasing Parties, or (y) are based on redemption requests that predate the Effective Date and challenge acts or omissions of MCM, IA, the Mast Funds, Steinberg or their related Releasing Parties that post-date the Effective Date, (ii) release or otherwise affect, impair or limit MCM’s, the Mast Funds’, or IA’s respective obligations to indemnify, exculpate, contribute to losses, or advance expenses of Reed or Kleinman under the MCM LLC Agreement and each other MCM constituent document, the IA LLC Agreement and each other IA constituent document, the governing documents of the Mast Funds and their affiliates, or any other applicable agreements or applicable law in accordance with the terms thereof, (iii) release or otherwise affect, impair or limit GECM’s obligations to indemnify, exculpate, contribute to losses, or advance expenses of Steinberg under each constituent document of GECM and its affiliates, or any other applicable agreements or applicable law in accordance with the terms thereof, (iv) affect the GP Corp interest owned by Kleinman or Reed or any GEC performance shares or interests held by Kleinman or Reed, (v) affect any Indaba Agreement, (vi) release any claim arising from or relating to, limit or impair any rights or recovery under or otherwise affect this Agreement or the Ancillary Agreements, or (vii) entitle Reed or Kleinman to seek reimbursement from any MCM or any Mast Fund of the legal fees and expenses of Boies, Schiller incurred through the Effective Date.

(h)	Notwithstanding anything contained herein to the contrary, this Section 9.2 shall not serve of a release or discharge of or by any of Dyal Capital Partners (A), LP, Dyal Capital Partners (B), LP, or any of their respective officers, directors, successors, assigns, members, stockholders, controlling persons and affiliates.

9.3	Non-Disparagement. No Releasing Party will disparage the performance or otherwise take any action which could reasonably be expected to adversely affect another Releasing Party’s personal or professional reputation.

10.	REPRESENTATIONS AND WARRANTIES. Each party represents and warrants to each other party that, as of the Effective Date:

10.1	Consent under Certificate. In accordance with Article XIV, Part III of its Amended and Restated Certificate of Incorporation (the “Certificate”), GEC has approved the acquisition by MCM (or its designee under the New Warrant) of any and all shares of Common Stock contemplated under this Agreement or the New Warrant (subject to the limitations set forth therein), and has waived any and all other conditions, notice requirements and other limitations found in Article XIV of the Certificate affecting the acquisition of such shares. GEC has provided MCM a copy of the Board resolutions authorizing such waiver and approval.

10.2	Consent under Tax Benefits Preservation Agreement. In accordance with Section 29 of that certain Tax Benefits Preservation Agreement, dated as of January 20, 2015, by and between GEC (f/k/a Unwired Planet, Inc.) and Computershare Trust Company, N.A. (the “Rights Plan”), the Board has granted an exemption under the Rights Plan with respect to the acquisition by MCM (or its designee under the New Warrant) of any and all shares of Common Stock contemplated under this Agreement or the New Warrant (subject to the limitations set forth therein), and has waived any and all other conditions, notice requirements (including those regarding the submission of an Exemption Request, as such term is defined in the Rights Plan) and other limitations found in the Rights Plan affecting the acquisition of such shares, or that would otherwise cause any Rights (as defined in the Rights Plan) to become exercisable pursuant to the Rights Plan in relation thereto. GEC has provided MCM a copy of the Board resolutions authorizing such exemption and waiver.

10.3	Organization; Authority. Each party that is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and fully perform its obligations hereunder and under the Ancillary Agreements. The execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by such party and performance by such party of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of such party. This Agreement and each Ancillary Agreement to which it is a party has been duly executed by such party, and when delivered by such party in accordance with the terms hereof, will constitute the valid and legally binding obligation of such party, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application. All necessary consents or other actions under family law and domestic relations orders has been obtained in connection with this Agreement and the Ancillary Agreements to which such party or its assets are bound.

10.4	No Conflicts. The execution, delivery and performance by such party of this Agreement and the Ancillary Agreement to which it is a party and the performance by such party of its obligations hereunder and thereunder will not (a) result in a violation of the organizational documents of such party, as applicable, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such party is a party, or (c) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such party, except in the case of clauses (b) and (c), for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such party to perform its obligations hereunder.

10.5	Legal Counsel. Such party has been advised to seek legal counsel, engage a financial advisor, seek tax counsel and receive GAAP and tax advice from accountants in connection with this Agreement and the Ancillary Agreements. Each party has relied on its own advisors and legal counsel and not on any other party to this Agreement in entering into this Agreement and the Ancillary Agreements.

11.	PUBLICITY REGARDING SETTLEMENT: NEWS RELEASE.

11.1	Characterization of Separation. Each party agrees that in characterizing or describing the settlement and resolution of the matters contemplated hereby, including the terms and conditions of this Agreement, neither party will make any statements to third parties that such party has been successful, attained a victory or prevailed in any of these matters or make any characterization to that effect. Each party acknowledges that this Agreement is the product of a compromise, a good outcome for all parties and that none of them has attained a victory or prevailed in the matters described herein.

11.2	Press Release; SEC Filings. GEC shall within one business day following the Effective Date issue a press release substantially in the form attached hereto as Annex 6. GEC will file with the SEC an unredacted copy of this Agreement and the Ancillary Agreements in a Form 8-K. GEC shall provide MCM with a reasonable opportunity to review and comment on such Form 8-K in advance of filing and shall accept any such reasonable and timely comments of MCM. MCM and Steinberg will file with the SEC an unredacted copy of this Agreement and the applicable Ancillary Agreements in an amendment to Schedule 13D. MCM shall provide GEC with a reasonable opportunity to review and comment on such amendment in advance of filing and shall accept any such reasonable and timely comments of GEC.

12.	MISCELLANEOUS

12.1	Additional Assurances. Each party agrees to execute, acknowledge and deliver such further instruments, and to do such other acts, as may be reasonably necessary in order to carry out the intent and purposes of this Agreement.

12.2	Compromise and Settlement. This Agreement is entered into solely by way of compromise and settlement of all outstanding matters among the parties as of the Effective Date and is not and shall not be construed as an admission of liability, responsibility or fault by any party.

12.3	Expenses. All costs and expenses incurred in connection with this Agreement and the separation contemplated hereby shall be paid by the party incurring such costs and expenses.

12.4	Choice of Law. This Agreement will be governed by the Laws of the State of Delaware that are applicable to contracts made in and performed solely in Delaware.

12.5	Enforcement.

(a)	Any dispute arising under, related to or otherwise involving this Agreement or the transactions contemplated hereby will be litigated in the Court of Chancery of the State of Delaware. The parties agree to submit to the jurisdiction of the Court of Chancery of the State of Delaware, waive any objection on the basis of inconvenient forum or improper venue and waive trial by jury. The parties do not consent to mediate any disputes before the Court of Chancery.

(b)	Notwithstanding the foregoing, if there is a determination that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over any dispute arising under this Agreement, the parties agree that: (i) such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Superior Court of Delaware of and for the County of New Castle; (ii) if the Superior Court of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware of and for the County of New Castle; and (iii) if the Complex Commercial Litigation Division of the Superior Court of the State of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the United States District Court for the State of Delaware.

(c)	Each of the parties irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware courts in connection with any dispute arising under this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for relief from the Delaware courts or any other court or governmental body and (iii) agrees that it will not bring any action arising under this Agreement in any court other than the Delaware courts. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)	Process may be served in the manner specified in Section 12.6, such service will be deemed effective on the date of such notice, and each party irrevocably waives any defenses or objections it may have to service in such manner.

(e)	The parties irrevocably stipulate that irreparable damage would occur if any of the provisions of this Agreement were not performed per their specific terms. Accordingly, each party will be entitled to specific performance of the terms hereof in addition to any other remedy to which it is entitled at law or in equity.

(f)	The court shall award attorneys’ fees and expenses and costs to the substantially prevailing party in any action (including appeals) for the enforcement or interpretation of this Agreement. If there are cross claims in such action (including appeals), the court will determine which party is the substantially prevailing party as to the action as a whole and award fees, expenses and costs to such party.

12.6	Notices. All notices and other communications hereunder will be in writing in the English language and will be deemed given when delivered personally or by an internationally recognized courier service, such as DHL, to the parties at the following addresses (or at such other address for a party as may be specified by like notice):

(a)	If to GEC, GECM, GP Corp:	c/o Great Elm Capital Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Attention: General Counsel; with a copy

	(which shall not constitute notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention: Michael J. Mies; and

(b)	If to Reed or Kleinman:	Adam M. Kleinman
Great Elm Capital Management, Inc.
800 South Street, Suite 230
Waltham, MA 02453; with a copy

	(which shall not constitute notice) to:	Boies, Schiller Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Attention: Eric Brenner; and

(c)	if to Steinberg, any Mast Fund, MCM or IA:	c/o MAST Capital Management, LLC
31 St. James Avenue, 6th Floor
Boston, MA 02116
Attention: David J. Steinberg.

12.7	No Third Party Beneficiaries. Except to the extent provided in Section 9.2, this Agreement is solely for the benefit of the parties. Except to the extent provided in Section 9.2, no other person will be entitled to rely on this Agreement or to anticipate the benefits of this Agreement as a third party beneficiary hereof.

12.8	Assignment. Except as provided in this Section 12.8, no party may assign, delegate or otherwise transfer this Agreement or any rights or obligations under this Agreement in whole or in part (whether by operation of law or otherwise), without the prior written content of the other parties hereto. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any assignment in violation of this Section 12.8 will be null and void.

12.9	No Waiver. No failure or delay in the exercise or assertion of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, or create an estoppel with respect to any breach of any representation, warranty or covenant herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

12.10	Severability. Any term or provision hereof that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares any term or provision hereof invalid, void or unenforceable, the court or other authority making such determination will have the power to and will, subject to the discretion of such body, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

12.11	Amendment. To be valid against any party, a waiver, extension, amendment, modification or supplement of this Agreement must be in an instrument in writing signed by such party.

12.12	Entire Agreement. This Agreement, the Ancillary Agreements and Indaba Agreements contain the entire agreement of the parties and supersedes all prior and contemporaneous agreements, negotiations, arrangements, representations and understandings, written, oral or otherwise, between the parties with respect to the subject matter hereof.

12.13	Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by electronic copy or otherwise), each of which will be considered one and the same agreement and will become effective when two or more counterparts have been signed by each of the parties and delivered to the other party. Each party need not sign the same counterpart.

12.14	Construction and Interpretation. When a reference is made in this Agreement to a section or article, such reference will be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article and section references are references to the articles and sections of this Agreement, unless otherwise specified. The plural of any defined term will have a meaning correlative to such defined term and words denoting any gender will include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning. A reference to any legislation or to any provision of any legislation will include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement will be used in the interpretation or construction of this Agreement. Headings are used for convenience only and will not in any way affect the construction or interpretation of this Agreement.

[SIGNATURE PAGES FOLLOW]

This Agreement has been duly executed and delivered as of the date first written above.

GREAT ELM CAPITAL GROUP, INC.		GREAT ELM CAPITAL MANAGEMENT, INC.

By:	/s/ Richard S. Chernicoff	By:	/s/ Richard S. Chernicoff
Name:	Richard S. Chernicoff	Name:	Richard S. Chernicoff
Title:	Chief Executive Officer	Title:	Managing Director

GECC GP CORP.

By:	/s/ Richard S. Chernicoff
Name:	Richard S. Chernicoff
Title:	Treasurer

MAST CAPITAL MANAGEMENT LLC		MAST CAPITAL MANAGEMENT IA HOLDINGS LLC

By:	/s/ David J. Steinberg	By:	/s/ David J. Steinberg
Name:	David Steinberg	Name:	David Steinberg
Title:	Managing Member	Title:	Managing Member

MAST CREDIT OPPORTUNITIES I		MAST OC I MASTER FUND L.P.
MASTER FUND LIMITED

By Mast Capital Management, LLC,		By Mast Capital Management, LLC,
its investment manager		its investment manager

By:	/s/ David J. Steinberg	By:	/s/ David J. Steinberg
Name:	David Steinberg	Name:	David Steinberg
Title:	Managing Member	Title:	Managing Member

MAST SELECT OPPORTUNITIES		MAST ADMIRAL MASTER FUND, L.P.
MASTER FUND, L.P.

By Mast Capital Management, LLC,		By Mast Capital Management, LLC,
its investment manager		its investment manager

By:	/s/ David J. Steinberg	By:	/s/ David J. Steinberg
Name:	David Steinberg	Name:	David Steinberg
Title:	Managing Member	Title:	Managing Member

/s/ David J. Steinberg
David J. Steinberg

/s/ Peter A. Reed
Peter A. Reed

/s/ Adam M. Kleinman
Adam M. Kleinman